

September 20, 2011

<u>Via E-mail</u>
Steven G. Walker
Senior Vice President, Controller
    And Chief Accounting Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

Re: **Protective Life Corporation**
                  Form 10-Q for the Quarterly Period Ended June 30, 2011
                  Filed August 5, 2011
                  File No. 001-11339

Dear Mr. Walker:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

<u>Notes To Consolidated Financial Statements</u>
<u>14. Fair Value Of Financial Instruments</u>
<u>Determination Of Fair Values</u>
<u>Other Long-Term Investments And Other Liabilities, page 26</u>

1. With respect to your variable annuity products, it appears that you are accounting for guaranteed minimum withdrawal benefits as bifurcated embedded derivatives recorded at fair value with changes in fair value each period recognized in earnings. Please provide us a detailed description of these products which identifies what features within each led you to conclude that they were bifurcated embedded derivatives. Cite the specific authoritative literature you used to support your conclusions, including your consideration of the guidance in ASC 815-10-15 paragraphs 52-53 and ASC 815-15-55

paragraphs 57-61 in arriving at your conclusions for the accounting method applied for each product.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant